Page 1 Media Release Planegg/Munich, Germany, August 5, 2024 MorphoSys Completes Voluntary Delisting from the Frankfurt Stock Exchange and Nasdaq Global Market MorphoSys AG today announced that it has completed the voluntary delisting of its shares from the Frankfurt Stock Exchange and its American Depositary Shares (“ADSs”) from the Nasdaq Global Market (“Nasdaq”). Effective at the end of the day on August 2, 2024, MorphoSys’ shares are no longer posted for trading on the Frankfurt Stock Exchange, and, effective prior to market open on August 5, 2024, MorphoSys’ ADSs are no longer traded on Nasdaq. On June 20, 2024, MorphoSys announced that it had entered into a delisting agreement with Novartis BidCo AG and Novartis AG (hereinafter collectively referred to as “Novartis”) following the successful closing of the acquisition of MorphoSys by Novartis in May 2024. On July 4, 2024, Novartis launched a public delisting purchase offer for all outstanding MorphoSys no- par value bearer shares. Novartis BidCo Germany AG (hereinafter also referred to as “Novartis”) also informed MorphoSys on June 20, 2024, of its intention to merge MorphoSys into Novartis by initiating a squeeze-out of MorphoSys’ remaining minority shareholders. At the MorphoSys Annual General Meeting on August 27, 2024, a resolution will be adopted on transferring MorphoSys’ minority shareholders’ shares to Novartis against a cash compensation of € 68.00 per share. About MorphoSys At MorphoSys, we are driven by our mission: More life for people with cancer. As a global biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn. Forward-Looking Statements This communication contains certain forward-looking statements concerning MorphoSys, Novartis and the Delisting Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, MorphoSys’ forward-looking statements include statements about the expected timetable for the consummation of the Delisting Offer and the delisting; MorphoSys’ plans, objectives, expectations and intentions; and the financial condition, results of operations and business of MorphoSys and Novartis AG. The forward-looking statements contained in this communication represent the judgment of MorphoSys as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: MorphoSys’ ability to file a Form 15 and the timing of such filing; the timing of effectiveness of the Form 15; the effects of the acquisition of MorphoSys by Novartis AG on relationships with employees, other business partners or governmental entities; that Novartis BidCo AG and Novartis AG may not realize the potential benefits of the acquisition of MorphoSys by Novartis AG; potential operational difficulties with integrating MorphoSys with Novartis AG; that MorphoSys’ expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product

Page 2 development activities and regulatory approval requirements; MorphoSys’ reliance on collaborations with third parties; estimating the commercial potential of MorphoSys’ development programs; and other risks indicated in the risk factors included in MorphoSys’ filings with the SEC, including MorphoSys’ Annual Report on Form 20-F. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. MorphoSys’ expressly disclaims any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. For more information, please contact: Media Contacts: Thomas Biegi Senior Vice President, Corporate Affairs Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Vice President, Global Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Eamonn Nolan Senior Director, Corporate Communications & Investor Relations Tel: +1 617-548-9271 eamonn.nolan@morphosys.com